

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 24, 2007

Mr. David P. Warren
Executive Vice President and Chief Financial Officer
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

>   **RE: The Nasdaq Stock Market, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2006**
>   **Form 10-Q for the First Quarter ended March 31, 2007**
>   **File No. 0-32651**

Dear Mr. Warren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant